[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 1, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Garden SpinCo Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed on June 8, 2022 File No. 333-263669

Dear Ms. Adams and Ms. Westbrook:

On behalf of our client, Garden SpinCo Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 24, 2022, regarding Amendment No. 2 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on June 8, 2022.  In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  To the extent that comments to the Registration Statement are applicable to disclosure in the amended registration statement on Form S-4 (Reg. No. 333-263667) filed by Neogen Corporation (“Neogen”) on June 8, 2022 or the revised Preliminary Proxy Statement on Schedule 14A filed by Neogen on June 9, 2022, Neogen will revise such documents accordingly and is filing them via EDGAR substantially concurrently to the submission of Amendment No. 3.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 3.

Non-GAAP Financial Measures, page 69

1.	We note your non-GAAP presentation, and have the following comments:

•	Please disclose the purpose management uses the presented non-GAAP financial measures. Refer to Item 10(e)(1)(i)(D) of Regulation S-K or direct us to existing disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Amendment No. 3.

In addition, although neither Company management nor Neogen management has historically used the presented non-GAAP measures for managing their respective businesses, the Company respectfully notes that Item 10(e)(1)(i)(D) of Regulation S-K, as clarified by Question 102.04 of the U.S. Securities and Exchange Commission’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, does not prohibit disclosure of a non-GAAP financial measure that is not used by management in managing its business. The Company believes that presentation of these metrics in this context may be useful to investors for the reasons described in the prospectus. Furthermore, the Company believes that these non-GAAP financial measures will be used following the Closing as the basis for calculations to determine the combined company’s compliance with certain covenants in the documents governing the debt financing expected to be consummated in connection with the Transactions.

•
Please revise to provide the reason(s) that are more substantively specific to you why management believes that each non-GAAP measure disclosed provides useful information to investors in light of the limitations listed on page 70.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Amendment No. 3.

•	Please include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure to Adjusted EBITDA margin.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38, 39 and 41 through 44 of Amendment No. 3.

•
You state that Neogen defines Pro Forma EBITDA as “net income” before interest, income taxes, and depreciation and amortization. Please revise to properly identify net income in this instance as “pro forma net income” here and in the table and footnote 2 on page 44.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 70 of Amendment No. 3.

Information About the Food Safety Business Intellectual Property, page 94

2.
We note your response to prior comment 3 and the footnote to the table beginning on page 94 indicating disclosure in the last column denotes the number of patents or patent applications that are pending or issued in the applicable jurisdiction. Please revise the table so that the disclosure clearly distinguishes patent applications from issued patents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 through 98 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business, page 102

3.
Your response did not provide the information requested by our prior comment 7, and we reissue the comment. In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed.

Response:  The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to discuss with the Staff the response previously provided by the Company in its letter dated June 8, 2022 with respect to the Staff’s prior comment 7. Consistent with such discussion, the Company respectfully refers the Staff to the Company’s response to prior comment 7 included in its response letter filed on June 8, 2022, and has revised the disclosure on pages 118 and 119 of Amendment No. 3 to include an explanation that the unaudited pro forma condensed combined financial information does not include a transaction accounting adjustment for the Clean-Trace Distribution Agreement.

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If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com or my colleague Steve Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely yours,

/s/ Jenna E. Levine

Jenna E. Levine

cc:
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Eoghan P. Keenan, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP